

August 28, 2017

| Registrant | File No. | Form | Original Filing Date | Amended Filing Date | Explanation |
|---|---|---|---|---|---|
| Pioneer Variable Contracts Trust | 811-08786 | N-SAR/A | 3/1/17 | 8/28/17 | The Registrant amended the Form N-SAR for the period ended December 31, 2016 to correct, the missing auditors signature on the audit control report. |